United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No            ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No            ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     (Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-.)

Press Release
Signatures

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

Press Release

CVRD Will Start Consolidating ALBRAS

Rio de Janeiro, July 6, 2004 – Companhia Vale do Rio Doce (CVRD) informs that it will start consolidating Albras Alumínio Brasileiro S.A. (Albras) under US GAAP (general accepted accounting principles in the United States of America) financial reporting, given that it received the necessary approval from PricewaterhouseCooopers, its independent auditor. Albras is a primary aluminum producer where CVRD holds a 51% stake. The consolidation will be reported as of January 1, 2004.

Such consolidation is in line with interpretation 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46), issued on January 2003 by the Financial Accounting Standards Board (FASB) of the USA and revised on December 2003 (FIN 46-R). FIN 46 describes when a company should consolidate in its financial statements the assets, liabilities and activities of a subsidiary which is deemed to be a variable interest entity (VIE). The interpretation defines VIE and requires its consolidation if its shareholder absorbs most of its returns and/or expected losses.

Albras is one of the lowest cost smelters in the world and is one of the three largest smelters of the Americas. It is an important part of CVRD’s investment in the aluminum product chain, composed by the production and marketing of bauxite (Mineração Rio do Norte and, in the future, the Paragominas mine), alumina (Alunorte), primary aluminum (Albras) and aluminum products (Valesul), which characterizes the Company as an integrated producer. Such operations are gaining importance in CVRD’s cash generation and, even without the consolidation of Albras, were responsible for 12.1% of its adjusted EBITDA in 1Q04.

The 2Q04 US GAAP financial statements, to be released on August 11, will already incorporate Albras consolidation. On that time, CVRD will also disclose its revised 1Q04 US GAAP financial statements considering the consolidation of Albras. Albras annual financial statements in US GAAP for 2003, 2002 and 2001 are available on CVRD’s web site, www.cvrd.com.br, under the Investor Relations section.

In the document “Financial Statements US GAAP 03/31/04”, filed by CVRD with the Securities and Exchange Commission (SEC) and with the Comissão de Valores Mobiliários (Brazilian Securities Commission), and publicly released on May 12, 2004, some 1Q04 selected financial indicators of Albras can be found:

Net Operating Revenues	US$153 million
EBITDA	US$58 million
EBIT	US$54 million
Net Earnings	US$7 million
Total Debt	US$319 million
Long Term Debt	US$319 million

Albras consolidation under CVRD’s US GAAP financial statements allows the participants of the capital market to obtain a clearer evaluation of the performance of the Company, consequently increasing the transparency of its operations and results. Such action is part of a program developed by CVRD, that includes efforts aimed at achieving operational simplification through the consolidation of its subsidiaries. In the last three years, 11 companies were consolidated into CVRD.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946

Press Release

Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: July 7, 2004	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer